
Mail Stop 4720   December 21, 2017

John Quandahl
Chief Executive Officer
Western Capital Resources, Inc.
11550 I Street, Suite 150
Omaha, Nebraska 68137

   Re: Western Capital Resources, Inc.
   Form 10-K
   Filed March 31, 2017
   File No. 000-52015

Dear Mr. Quandahl:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 26, 2017

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1 Slideshow presentation

1.   It is not appropriate to label a non-GAAP measure as Net Income and Net Income Per Share that exclude goodwill impairments and that are understood by investors to be computed in accordance with U.S. GAAP. In future presentations, please revise to present these non-GAAP measures as Adjusted Net Income and Adjusted Net Income Per Share or some other description that does not imply that these non-GAAP measures are computed in accordance with U.S. GAAP.

2.   We note your presentation of EBIDTA includes an adjustment for the impairment of goodwill. Measures referred to as EBITDA should not exclude items other than interest,

taxes, depreciation and amortization. Please revise your presentation in future filings. Refer to Question 103.1 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   It appears that you are presenting Cash Earnings and Cash Earnings Per Share as liquidity measures. Non-GAAP liquidity measures that exclude charges or liabilities that required cash settlement should not be presented, including on a per share basis. Please revise your presentation in future filings. Refer to Questions 100.01 and 102.05 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

4.   You present Pre-tax Income (GAAP) of $9,902 in 2016. Please revise your presentation in future filings to reconcile from Income before Income taxes of $2,343 in 2016 as presented in your GAAP Consolidated Statements of Income. Please also provide this reconciliation for all periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at 202-551-3695 or me at 202-551-3368 with any questions.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant
Office of Financial